UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-CEN
☐ Form N-CSR

For Period Ended: March 31, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: _______________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Shift Technologies, Inc.
Full Name of Registrant

Insurance Acquisition Corp.
Former Name if Applicable

290 Division Street, Suite 400
Address of Principal Executive Office (Street and Number)

San Francisco, CA 94103
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not filed within the prescribed time period.

This Form 12b-25 (Notification of Late Filing) is being filed by Shift, Technologies, Inc. (the "Company") to seek an extension of the filing deadline for its Quarterly Report on Form 10-Q for the three months ended March 31, 2023 (the "Quarterly Report") pursuant to Rule 12b-25 promulgated under the Securities Exchange Act of 1934, as amended ("Rule 12b-25"). The original due date for the filing of the Quarterly Report is May 15, 2023.

The Company is unable to file the Quarterly Report by the prescribed filing deadline without unreasonable effort and expense, because it requires additional time to complete the preparation of its financial statements and other disclosures related to the presentation of amounts related to discontinued operations in its Quarterly Report. The Company currently expects to file the Quarterly Report within the five calendar day extension period provided under Rule 12b-25.

Forward-Looking Statements

This filing contains a number of forward-looking statements. Words such as “expect,” “will,” and variations of such words and similar future or conditional expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding our beliefs and expectations relating to the filing of the Quarterly Report and the results of the ongoing preparation of the financial statements included therein. These forward-looking statements are not guarantees of future results and are subject to a number of risks and uncertainties, many of which are difficult to predict and beyond our control. Important factors that may cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, a material delay in the Company’s financial reporting, including the possibility that the Company will not be able to file the Quarterly Report within the five-day extension permitted by Rule 12b-25. We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this filing, except as required by applicable law or regulation.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kyle Whidden	(415)	849-2221
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Shift Technologies, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2023	By:	/s/ Oded Shein
		Name:	Oded Shein
		Title:	Chief Financial Officer

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